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SEC FILE NUMBER
8-36558

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SATURNA BROKERAGE SERVICES

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 NORTH STATE STREET
(No. and Street)

BELLINGHAM	WA	98225
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KALEN HANNA	(360)734-9900	KMH@SATURNA.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS, LLP
(Name – if individual, state last, first, and middle name)

999 THIRD AVENUE STE 2800	SEATTLE	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, KALEN HANNA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SATURNA BROKERAGE SERVICES, as of 8/24, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNALISE CSICSERY
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 2-03-25
21008120

Signature:

Title:
CHIEF FINANCIAL OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the Company), as of June 30, 2023 and 2022, the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Bellingham, Washington
August 24, 2023

We have served as the Company's auditor since 2013.

Statements of Financial Condition

ASSETS

	June 30, 2023	June 30, 2022
Cash and cash equivalents	$ 2,866,549	$ 1,358,048
Investment securities, at fair value	1,645,256	1,576,412
Receivable from affiliated companies	1,519,958	1,170,897
Deposit with clearing organization	100,000	100,000
Prepaid expenses	30,084	25,159
Deferred tax asset	46,632	37,584
TOTAL ASSETS	$ 6,208,479	$ 4,268,100

LIABILITIES AND SHAREHOLDER'S EQUITY

	2023	2022
LIABILITIES		
Mutual fund distribution fees payable	$ 1,494,959	$ 1,218,445
Payable to affiliated companies	140,229	78,018
Deferred tax liability	16,595	9,401
Accounts payable and accrued expenses	15,605	19,124
Total liabilities	1,667,388	1,324,988
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 200,000 shares authorized; issued and outstanding 175,000 and 145,000 at June 30, 2023 and 2022	1,750,000	1,450,000
Additional paid-in capital	15,369,716	12,669,716
Accumulated deficit	(12,578,625)	(11,176,604)
Total shareholder's equity	4,541,091	2,943,112
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,208,479	$ 4,268,100

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Operations

	Years ended June 30, 2023	Years ended June 30, 2022
REVENUES		
Mutual fund distribution fees	$ 6,344,542	$ 6,858,438
Investment income (loss)	68,899	(160,055)
Brokerage commission fees	50,510	66,016
Other income	26,147	6,843
Total	6,490,098	6,771,242
EXPENSES		
Mutual fund distribution fees	6,344,542	6,858,438
Compensation expense	1,216,830	1,111,722
Brokerage clearing and trading	273,865	319,334
General and administrative	223,210	146,969
Marketing and advertising	202,820	-
Professional services	31,644	5,856
State and city taxes	28,767	32,797
Occupancy expenses	20,618	19,943
Market data and information services	2,850	57,667
Total	8,345,146	8,552,726
LOSS BEFORE INCOME TAXES	(1,855,048)	(1,781,484)
Current income tax benefit	451,173	318,221
Deferred income tax benefit (expense)	1,854	43,762
NET LOSS	$ (1,402,021)	$ (1,419,501)

See accompanying notes to the financial statements

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares out	Amount			
BALANCE, June 30, 2021	130,000	$ 1,300,000	$ 11,319,716	$ (9,757,103)	$ 2,862,613
Common stock issuance	15,000	150,000	1,350,000	-	1,500,000
Net loss	-	-	-	(1,419,501)	(1,419,501)
BALANCE, June 30, 2022	145,000	$ 1,450,000	$ 12,669,716	$ (11,176,604)	$ 2,943,112
Common stock issuance	30,000	300,000	2,700,000	-	3,000,000
Net loss	-	-	-	(1,402,021)	(1,402,021)
BALANCE, June 30, 2023	175,000	$ 1,750,000	$ 15,369,716	$ (12,578,625)	$ 4,541,091

See accompanying notes to the financial statements

Statements of Cash Flows

	Years ended June 30, 2023	Years ended June 30, 2022
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (1,402,021)	$ (1,419,501)
Adjustment to reconcile net loss to net cash used in operating activities		
Fair value adjustments on marketable securities	(31,008)	184,988
Realized loss on sale of security	-	23,093
Provision for deferred taxes	(1,854)	(43,762)
Reinvestment of dividend income	(37,836)	(47,962)
Changes in operating assets and liabilities		
Receivable from affiliates	(349,061)	89,267
Prepaid expenses	(4,925)	(835)
Payable to affiliates	62,211	(41,238)
Accounts and mutual fund distribution fees payable	272,995	(79,907)
Net cash flows used in operating activities	(1,491,499)	(1,335,857)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	406,908
Purchase of securities	-	(406,908)
Net cash flows from investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	3,000,000	1,500,000
Net cash flows from financing activities	3,000,000	1,500,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,508,501	164,143
CASH AND CASH EQUIVALENTS, beginning of year	1,358,048	1,193,905
CASH AND CASH EQUIVALENTS, end of year	$ 2,866,549	$ 1,358,048

See accompanying notes to the financial statements

Notes to Financial Statements

Note 1 – Organization

Saturna Brokerage Services, Inc. (the "Company" or "Saturna Brokerage") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna Capital").

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior-period amounts have been reclassified to conform to the current-period presentation. These reclassifications did not have a material impact on the financial statements.

Use of estimates – The preparation of the financial statements requires management to make estimates and assumptions that affect the amount of assets and liabilities reported on the balance sheet; the disclosure of contingent assets and liabilities; and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and liquid investments with original maturities of three months or less. Saturna Brokerage maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. Any amounts in the account in excess of the federal insurance limit are regularly transferred into account(s) at affiliated bank(s), allowing those funds to be covered under the FDIC insurance umbrella.

Financial instruments – The fair values of cash, investments, accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

Investments in equity securities – The Company carries equity securities at fair value; changes in fair value are recorded within investment income (loss) within the Statements of Operations.

Receivables – Most of the Company's receivables relate to distribution services provided to affiliated mutual funds and amounts due from its parent company related to an expense-sharing arrangement. Amounts due from affiliated funds are trade receivables subject to evaluation under Topic 326 that have been evaluated for collectability. These receivables are regularly settled, thus exposing the Company to unsettled credit exposures for only a short period of time. The Company has not recorded an allowance for credit losses due to the short-term nature of these

receivables from affiliated mutual funds and no history of losses on these receivables. The receivable from affiliated mutual funds as of June 30, 2023 has been subsequently collected.

Leases – The Company leases its main office from the shareholder on a month-to-month basis and elected to not recognize a related right-of-use asset and liability. The short-term lease exception applies to leases with an initial term of 12 months or less, and which contain no option to purchase the underlying asset that the lessee is reasonably certain to exercise. Short-term lease expense is reported under Occupancy Expenses in the Statements of Operations.

Revenue recognition – In accordance with Accounting Standards Update (ASU) Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue upon fulfillment of a performance obligation. The Company derives most of its revenue from providing distribution services to clients. Services promised in client agreements are considered performance obligations, and revenue is recognized as performance obligations are satisfied.

The authoritative accounting guidance requires an entity to employ a five-step model in applying the revenue standard to include: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations and (5) recognize revenue as each performance obligation is satisfied.

The Company distributes mutual funds managed by Saturna Capital, for which it receives distribution fees from the affiliated funds. The funds adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act applicable to the Investor Shares of each fund. The plan provides that the funds will pay a fee to Saturna Brokerage Services at an annual rate of up to 0.25% of the average daily net assets applicable to Investor Shares of each fund. The fee is paid to the Company as reimbursement for expenses incurred for distribution-related activity.

Retail brokerage fees are recorded based on the clearing and settlement activities reported by the Company's clearing broker. When a customer enters into a buy or sell transaction, the Company charges a commission on the trade date, with settlement generally taking place the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date, when the underlying financial instrument is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Advertising costs – The Company expenses advertising and marketing costs when incurred.

Income taxes – Saturna Brokerage is part of a consolidated federal income tax return filed by its parent company, Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if the Company filed a separate return. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by tax authorities. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management has analyzed Saturna Brokerage's position taken on federal income tax returns for all open tax years and has concluded that no adjustments are required in the Company's financial statements.

Note 3 – Net Capital Requirements

Saturna Brokerage is subject to the U.S. Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. As of June 30, 2023 and 2022, Saturna Brokerage's net capital of $2.77 million and $1.55 million was $2.66 million and $1.46 million in excess of its minimum net capital required, respectively. The ratio of the Company's aggregate indebtedness to net capital was 0.6014 and 0.8562 to 1 as of June 30, 2023 and 2022, respectively.

Note 4 – Investments

As of June 30, 2023 and 2022, the Company held investments with a fair value of $1.65 million and $1.58 million, and a cost basis of $1.57 million and $1.54 million, respectively. Equity investments with readily determinable fair values are classified as securities at fair value; changes in their fair value are recognized in current-period earnings.

June 30, 2023	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,573,725	171,374	(99,843)	1,645,256
Total	**$ 1,573,725**	**$ 171,374**	**$ (99,843)**	**$ 1,645,256**

June 30, 2022	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,535,889	126,217	(85,694)	1,576,412
Total	**$ 1,535,889**	**$ 126,217**	**$ (85,694)**	**$ 1,576,412**

Investment income includes dividend and interest income; capital gain distributions; realized gains or losses on the sale of securities; and unrealized gains or losses on securities at fair value. Investment income (loss) included in earnings is summarized below.

	Years ended June 30, 2023	2022
Change in fair value of marketable securities	$ 31,008	$ (184,988)
Dividend income	24,207	25,742
Capital gain distributions	13,629	22,220
Interest income	55	64
Realized gains (losses) on sales of securities	-	(23,093)
Total	$ 68,899	$ (160,055)

As defined in ASC Topic 820 *Fair Value Measurements and Disclosures,* fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy, described below, that categorizes into three levels the inputs to valuation techniques used to measure fair value. Level 1 inputs are referenced in valuing the Company's investments in affiliated mutual funds.

- Level 1 – Unadjusted, quoted prices in active markets for identical assets that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
- Level 3 – Unobservable inputs when observable inputs are not available.

Note 5 – Related-Party Transactions

Saturna Brokerage Services acts as the distributor for the four mutual funds of Amana Mutual Funds Trust under a Rule 12b-1 distribution plan. Under the plan, the Company recorded income of $6,249,029 and $6,735,851 from Amana Mutual Funds Trust in the years ended June 30, 2023 and 2022. A total of $10,823,513 and $11,283,488 was expensed with respect to distributing the Amana funds in the 2023 and 2022 fiscal periods. Of this amount, $4,574,485 and $4,547,637 was reimbursed by Saturna Capital per the two companies' expense-sharing understanding.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds, and for which the Company recorded income of $95,513 and $122,587 in the years ended June 30, 2023 and 2022. A total of $248,895 and $291,044 was expensed for distributing the nine funds in the respective periods, of which $153,382 and $168,457 was

reimbursed by Saturna Capital. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital.

Saturna Brokerage is a wholly owned subsidiary of Saturna Capital Corporation. Due to her stock ownership, the President and Chief Executive Officer, Mrs. Jane Carten, is deemed to be the Company's controlling person. Mrs. Carten is a director of Saturna Capital, Saturna Brokerage, Saturna Trust Company, Saturna Environmental Corporation and Saturna Sdn Bhd (Malaysia), and is also president (and a trustee) of Saturna Investment Trust.

Among other customers, the Company provides brokerage execution services to private accounts and mutual funds managed by Saturna Capital. Effective January 1, 2005, Saturna Brokerage executes transactions for these managed accounts for no commission. This negatively impacts the Company, since it pays clearing and other charges for these transactions.

Saturna Brokerage shares its principal offices with Saturna Capital, and its employees are employees of Saturna Capital. The companies maintain an expense-sharing agreement for services provided by Saturna Capital personnel on behalf of Saturna Brokerage.

Saturna Brokerage operates a non-branch location within space occupied by Saturna Trust Company in Henderson, Nevada, and a branch location occupied by Saturna Trust Company in Bellingham, Washington. The Company reimburses Saturna Trust Company for costs incurred on its behalf per the terms of an expense-sharing agreement. Expenses charged to Saturna Brokerage by Saturna Capital and Saturna Trust in 2023 and 2022 were $1,389,813 and $1,133,613, respectively. These expenses related primarily to employee compensation, marketing and administrative costs.

Note 6 – Taxes

Saturna Brokerage recorded a receivable from Saturna Capital for the benefit of the taxable loss that the Company reported during the period. For the fiscal years ended June 30, 2023 and 2022, the Company recorded a current income tax benefit of $451,173 and $318,221, respectively. Saturna Brokerage also recorded deferred tax benefit of $1,854 and $43,762 in the respective periods related to accrued expenses and investment fair value adjustments.

Note 7 – Contingencies

In the normal course of conducting its business, the Company may be party to various legal claims, actions and complaints. Management is not aware of any claims, assessments and

contingent liabilities that would have a material adverse effect on the Company's business, its financial position or the results of its operations.

Note 8 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued. Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were available to be issued that materially impacted the amounts or disclosures in the Company's financial statements.

Computation of Net Capital as of June 30, 2023

per Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$ 4,541,091
Less – Shareholder's equity not allowable for Net Capital	-
Total shareholder's equity qualified for Net Capital	4,541,091
Deductions and/or charges:	
Non-allowable assets	(1,596,674)
Net Capital before haircuts on securities positions	2,944,417
Haircuts on securities (computed pursuant to Rule 15c3-1(f)):	
Other securities	(171,824)
Net Capital	$ 2,772,593
Aggregate Indebtedness	
Total aggregate indebtedness	$ 1,667,388
Total aggregate indebtedness	$ 1,667,388
Computation of basic Net Capital requirement	
Minimum Net Capital required	$ 111,160
Excess Net Capital	$ 2,661,433
Ratio: Aggregate Indebtedness to Net Capital	0.6014 to 1

Note: There are no material differences between the preceding computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2023.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements included in the accompanying Saturna Brokerage Services, Inc.'s Exemption Report in which:

1. Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc., claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2. Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Bellingham, Washington
August 24, 2023

Saturna Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

Saturna Brokerage Services, Inc.'s Exemption Report

Saturna Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.1715c3-3(k) through the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

We affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

[signature] 8/24/23

Jane Carten, President Date

[signature] 8/24/23

Kalen Hanna, Chief Financial Officer Date

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 6/30/2023

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36558 FINRA JUN
Saturna Brokerage Services Inc
Attn Kalen Hanna
1300 N State St
Bellingham WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saturna Brokerage Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of July, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/22
and ending 6/30/23

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,490,097
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,344,541
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	274,277
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	31,010
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,649,828
2d. SIPC Net Operating Revenues	$-159,731
2e. General Assessment @ .0015	$0
	(to page 1, line 2.A.)

MOSSADAMS

Report of Independent Registered Public Accounting Firm

Saturna Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Saturna Brokerage Services, Inc., is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Saturna Brokerage Services, Inc., has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Saturna Brokerage Services, Inc., and SIPC in evaluating Saturna Brokerage Services, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by Saturna Brokerage Services, Inc., to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Saturna Brokerage Services, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Saturna Brokerage Services, Inc., and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Saturna Brokerage Services, Inc., and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 24, 2023

Attachment A

STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER SEA RULE 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A) Member Information

a. Name: Saturna Brokerage Services

b. Registration Number

i. FINRA CRD Number: 18437

ii. SEC Registration Number: 8-36558

c. Address: 1300 North State Street, Bellingham WA 98225

d. Telephone: (360) 734-9900

e. E-mail Contact: kmh@saturna.com

(B) Independent Public Accountant Information[1]

a. Name: Moss Adams LLP

b. Address: 2219 Rimland Drive, Ste 215, Bellingham WA 98226

c. Telephone: (360) 676-1920

d. Contact Name: Matthew Tygert, CPA

(C) Fiscal Year End Information

a. The date of the fiscal year end of the annual reports of the firm covered by the engagement:
06/30/23

(D) Engagement of Independent Public Accountant Information

a. Engagement Date: 05/05/23

b. The engagement (check one):

i. ( ) is for a single year.

ii. (X) is of a continuing nature.

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[1] Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(E) Representation Regarding Independent Public Accountant

a. A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1)[2] and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C).

i. (X) Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and

ii. Check one:

1. ( ) Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or

2. (X) Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

(F) Does the firm clear transactions or carry customer accounts? Yes ( ) No (X)

a. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(F):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow representatives of the SEC or FINRA, if requested in writing for purposes of an examination of the firm, to review the audit documentation associated with the reports of the independent public accountant filed under SEA Rule 17a-5(d)(1)(i)(C).

b. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(G):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow the independent public accountant to discuss with representatives of the SEC and FINRA, if requested in writing for purposes of an examination of the firm, the findings associated with the reports of the independent public account filed under SEA Rule 17a-5(d)(1)(i)(C).

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2 *SEA Rule 17a-5(g) (Engagement of independent public accountant) provides as follows:*

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board."

SATURNA
Brokerage
Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

August 25, 2023

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F St. NE
Washington, DC 20549

RE: SATURNA BROKERAGE SERVICES, INC.
CRD #18437
Annual Audited Financials, Form X-17A-5, Part III

Dear Madam or Sir:

Enclosed is a copy of the Audited Financial Statements for the fiscal year ended June 30, 2023, which incorporates the Report of Independent Certified Public Accountants and the review report on the Company's Exemption Report under Rule 15c3-3 of the Securities Exchange Act of 1934, from independent auditors Moss Adams, LLP. Also included are Form X-17A-5 and a copy of the SIPC Supplemental Report.

For questions or comments regarding this matter, please contact me at (360) 734-9900 Ext. 1502 or by e-mail at ksd@saturna.com.

Sincerely,

Kevin Dalrymple
Controller